Mail Stop 4561

September 28, 2007

Mr. Martin Cosgray
President and Chief Executive Officer
Buckhead Community Bancorp, Inc.
415 East Paces Ferry Road
Atlanta, GA 30305

By U.S. Mail and facsimile to (404)572-6999

> **Re: Buckhead Community Bancorp, Inc.**
> **Amendment No 1 to Form S-4**
> **Filed September 14, 2007**
> **File No. 333-144138**

Dear Mr. Cosgray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include updated consents of your independent accountants in your next amendment.

<u>Pro Forma Condensed Balance Sheet Based on 75% Stock 25% Cash Purchase, page 12</u>

2.   Please revise your pro forma financial statements based upon 90% stock and 10% cash to be consistent with the pro forma comments issued below.

3.   We note your response to comment 17 from our letter dated July 27, 2007. Please revise your filing to:

   - ensure that all pro forma adjustments are included in your "pro forma adjustments" column as your total assets do not agree to the total of your liabilities and equity;
   - revise footnote three on page 13 to disclose that the purchase accounting adjustments are reflected in the pro forma balance sheet and ensure that the allocated amounts agree to your footnote disclosure. We note that your current disclosure states that the excess purchase price has been allocated 25% to intangible assets and 75% to goodwill, which is not consistent with your pro forma balance sheet.

4.   We note your footnote one which includes a $2,832,000 capital contribution from a board member in order to fund the portion of cash consideration of the merger. Please disclose in this footnote and other relevant sections of your filing it was determined to fund the cash consideration in this manner as opposed to either other liquidity sources (i.e. federal funds sold, investment securities) or other funding sources.

<u>Pro Forma Condensed Statement of Income Based on 75% Stock 25% Cash Purchase, page 14</u>

5.   Your footnote two disclosure on page 15 indicates that you expect a decrease in net income of $936,000 over each of the five years as a result of the amortization of your intangible asset. We note, however, on page 12 that you expect to capitalize $2,180,000 in intangible assets. Please tell us and revise your filing to reconcile this inconsistency. As a related matter, please clearly disclose and revise your footnote accordingly, to state whether you will amortize your intangible asset over a five or ten year period.

6.   Please revise your filing and related footnotes to properly reflect pro forma income statement adjustments to your income statements for the period ended June 30, 2007. It appears that the adjustments for each of your funding scenarios are the same and as a result do not properly reflect pro forma adjustments for June 30, 2007. Please advise or revise accordingly.

Non-Performing Assets, page 117

7.   We note the revisions made to your amending filing as a result of comment 38
        from our letter dated July 27, 2007. Please revise your filing to disclose the
        reasons for the increases to your nonaccrual loans, loans 90 days or more past due
        and still accruing, and other real estate owned for all periods for which you are
        presenting financial statements. We note your current disclosures only discuss the
        reasons for the changes from December 31, 2006 to June 30, 2007.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 164

Loans, page 165

8.   We note your response and revisions made to your filing as a result of comment
        41 of our letter dated July 27, 2007. Specifically, you state that the effect of not
        accounting for loan origination fees and direct origination costs in accordance
        with SFAS 91 is not material to your financial statements for the 6 months ended
        June 30, 2007. Please provide a similar analysis for all prior periods which
        supports your determination that these uncorrected misstatements would not be
        material to your financial statements in light of your disclosure that this
        misstatement has become "less and less material" as you have increased earnings
        steadily since commencement of operations.

Part II.
Exhibit 8.1

9.   Eliminate the first two sentences of the last paragraph. Shareholders voting on the
        merger are entitled to rely on the tax opinion.

* * * * * * * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or John Nolan at 202-551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief

cc: Beth Lanier
        M. Todd Wade
        Powell Goldstein LLP
        1201 West Peachtree Street, NW
        Atlanta, GA 30309